

Mail Stop 3561

July 14, 2010

Wesley R. Card, CEO
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

      Re: Jones Apparel Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 16, 2010
              File No. 001-10746
              Definitive Proxy Statement on Schedule 14A
              Filed April 12, 2010
              File No. 001-10746

Dear Mr. Card:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed on February 16, 2010

Management's Report on Internal Controls Over Financial Reporting, page 52

1.   Please confirm that in future filings you will revise your disclosure to include language regarding management's responsibility for establishing and maintaining adequate internal controls over financial reporting in accordance with Item 308(a)(1) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Summary of Accounting Policies
Inventories and Cost of Sales, page 60

2.   It appears from your disclosure that the costs associated with your distribution functions
        are recorded in SG&A. In order to enhance an investor's understanding of these
        expenses, please confirm in future Exchange Act filings you will disclose the amount
        incurred in each year for which financial statements are presented.

Item 9A. Controls and Procedures, page 93

3.   We note your statement that a "control system, no matter how well conceived and
        operated, can provide only reasonable, not absolute, assurance that the objectives of the
        control system are met." Given this qualification, please confirm that in future filings
        your disclosure will be revised to state clearly, if true, that your disclosure controls and
        procedures are *designed* to provide reasonable assurance of achieving their objectives and
        that your principal executive officer and principal financial officer concluded that your
        disclosure controls and procedures are effective at that reasonable assurance level or the
        reference to reasonable assurance could be removed from the disclosure.

Exhibits

4.   We note a number of your material agreements filed as exhibits to your annual report
        omit various schedules, exhibits, annexes, and/or appendixes: Exhibits 10.16, 10.18,
        10.34, 10.35, 10.36, 10.37, and 10.40. Please file these exhibits in their entirety with all
        schedules, exhibits, annexes, and/or appendices in your next periodic report as required
        by Item 601(b)(10) of Regulation S-K, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to Jamie Kessel, the accounting examiner for this filing, at (202) 551-3737 or Angela Halac at (202) 551-3398 for accounting issues and Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: John T. McClain, CFO
        Fax: (212) 703-9154